CM

SECU... 02021693 ...COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 24731

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FV 9/13/02

SEC MAIL RECEIVED SEP 04 2002 WASH. D.C. PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Drake Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 Devonshire Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee R. Forker, Jr. 617-482-9880
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Quin, Rickard, Lipshires & Grupp, LLP
(Name — *if individual, state last, first, middle name*)

1410 Providence Highway	Norwood	MA	02062
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lee R. Forker, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drake Securities Corp., as of June 30, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Lee R. Forker Jr.
Signature

President
Title

MARGUERITE M. McMULLEN
NOTARY PUBLIC
My Commission Expires Sept. 13, 2007

Marguerite M. McMullen
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRAKE SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED JUNE 30, 2002

Balance Sheet
Statement of Changes in Stockholders' Equity
Statement of Cash Flows
Computation of Aggregate Indebtedness
and Net Capital
Notes and Supporting Schedules

1410 Providence Highway
Norwood, MA 02062
(781) 551-0040
Fax (781) 551-0933

QRL&G
Certified Public Accountants

Thomas G. Quin, CPA
Wesley H. Rickard, CPA
Arnold P. Lipshires, CPA
Elliot S. Grupp, CPA

Quin, Rickard, Lipshires & Grupp, LLP

Independent Auditor's Report

Drake Securities Corp.
185 Devonshire Street
Boston, MA 02110

To the Board of Directors:

We have audited the accompanying balance sheet of Drake Securities Corp. as of June 30, 2002 and the related statements of operations and retained earnings, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Drake Securities Corp. as of June 30, 2002 and the results of its operations, cash flows and changes in stockholders' equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Quin, Rickard, Lipshires & Grupp, LLP

QUIN, RICKARD, LIPSHIRES & GRUPP, LLP
Certified Public Accountants

August 2, 2002

DRAKE SECURITIES CORP.
BALANCE SHEET
JUNE 30, 2002

ASSETS

CURRENT ASSETS:		
Cash - checking account	$ 2,720	
Investments (at market value)	338,602	
Commissions receivable	9,040	
Prepaid income taxes	73	
Prepaid expenses	1,535	
Total current assets		$ 351,970
TOTAL ASSETS		$ 351,970

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$ 1,466	
Total current liabilities		$ 1,466
STOCKHOLDERS' EQUITY:		
Common stock, no par value; authorized 12,500 shares; issued and outstanding 1,000 shares	10,000	
Retained Earnings	340,504	
Total stockholders' equity		350,504
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 351,970

The accompanying notes are an integral part of the financial statements.

DRAKE SECURITIES CORP.
STATEMENT OF CASH FLOWS
JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss for the year	$	(15,439)
Adjustments to reconcile net loss to net cash used by operating activities		
Changes in operating assets and liabilities:		
Investments		(3,152)
Commissions receivable		(5,808)
Prepaid expenses		356
Accounts payable		1,466
Net cash used by operating activities		(22,577)
DECREASE IN CASH		(22,577)
CASH, BEGINNING OF YEAR		25,297
CASH, END OF YEAR	$	2,720
Supplemental information:		
Interest expense paid	$	-
Taxes paid	$	480

The accompanying notes are an integral part of the financial statements

DRAKE SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

Balance - July 1, 2001		
Common stock	$	10,000
Retained earnings		355,943
Net loss for the year		(15,439)
Balance - June 30, 2002	$	350,504

The accompanying notes are an integral part of the financial statements.

DRAKE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
The Company is a non-clearing registered broker-dealer and is subject to the Securities and Exchange Commission's "Net Capital Rule".

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVESTMENTS

Security transactions and related revenues and expenses are recorded in the accounts on the trade date. In accordance with the "Net Capital Rule", securities are stated at market value on June 30, 2002. Result of operations for the fiscal year ended June 30, 2002 includes a net unrealized loss of $16,772.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company and an affiliate, New England Research & Management, Inc., share facilities and certain overhead expenses. The net allocation of expenses to the Company was $249,000 for the year ended June 30, 2002.

DRAKE SECURITIES CORP.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c 3-1 OF THE SECURITITIES AND EXCHANGE COMMISSION
JUNE 30, 2002

Aggregate Indebtedness:		
Total Aggregate indebtedness		$ 1,466
Net Capital:		350,504
Total stockholders' equity		
Deductions:		
Prepaid income taxes	$ 73	
Prepaid expenses	1,535	
Haircuts	29,505	31,113
Net capital		$ 319,391
Capital Requirements		
The larger of 12.5% of aggregate indebtedness (see note below)	183	
Minimum dollar net capital requirement		100,000
Net capital in excess of requirement		219,391
Net capital as above		$ 319,391
Ratio of aggregate indebtedness to net capital		0.46%

NOTE: The company is subject to the net capital rule of the Securities and Exchange Commission, which provides that aggregate indebtedness may not exceed fifteen times net capital.

Reconciliation of net capital to net capital on unaudited Part IIA FOCUS Report dated June 30, 2002

Net capital (line 10) unaudited FOCUS Report	$ 320,554
Less adjustments for accrued expenses	1,163
Adjusted net capital	$ 319,391

DRAKE SECURITIES CORP.
STATEMENT IN LIEU OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c 3-3
JUNE 30, 2002

The Company maintains customers' accounts, if any, with other broker-dealers on a fully disclosed basis; accordingly, the Company is exempt under the provision of subparagraph K(2) (b) of Rule 15c 3-3.

1410 Providence Highway
Norwood, MA 02062
(781) 551-0040
Fax (781) 551-0933

QRL&G
Certified Public Accountants

Thomas G. Quin, CPA
Wesley H. Rickard, CPA
Arnold P. Lipshires, CPA
Elliot S. Grupp, CPA

Quin, Rickard, Lipshires & Grupp, LLP

Independent Auditor's Report

Board of Directors
Drake Securities Corp.
Boston, MA 02110

In planning and performing our audit of the financial statemerts of Drake Securities Corp. for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Drake Securities Corp. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

Quin, Rickard, Lipshires & Grupp, LLP

QUIN, RICKARD, LIPSHIRES & GRUPP, LLP
Certified Public Accountants

August 2, 2002